Mail Stop 4561


								April 8, 2008






Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
110 Bill Conn Parkway
Gray, Georgia 31032


Re: 	Piedmont Community Bank Group, Inc.
      Amendment No. 1 to Form S-1
      File No. 333-146206
      Filed March 10, 2008


Dear Mr. Hulsey:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. Please update the financial and other data, as well as related narrative disclosure.


Cover Page of Prospectus

2. Please clarify in the second paragraph and in footnote one whether your directors and officers are receiving sales agency fees for the shares they sell.


Establishment of Offering Price, page 3

3. Please revise this section to disclose that the price was arbitrarily determined as indicated in your risk factor on page
10.
Please disclose the prices of recent trades.


Risk Factors, page 5
4. As we requested, please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to Staff Legal Bulletin No.7 (sample comments 34 and
38).
For instance, please be more precise than simply stating that a risk could harm your business. Please address the consequences to you of the broad trends in economy and credit markets as well as the trends in sales of residential and commercial real estate and defaults, delinquencies and foreclosures of mortgages and other loans.

5. Please revise the captions so that each summarizes the respective risk and the consequences of the risk occurring.
6. Please revise your first risk factor to include data regarding any recent decline of residential and commercial property values in your market area. Please be more specific regarding the "negative developments" to which you refer. Please discuss any increases in delinquencies and defaults. Given the broad trends in mortgages, residential and commercial real estate and defaults, delinquencies and foreclosures, please address the risk and consequences of widespread defaults.

7. Please revise your second factor to include data regarding any recent decline in the number of sales and prices of residential and commercial properties in your market area. Please discuss recent trends regarding each of the risks that you identify in the bullet points. Please discuss trends in your generating new loans.

8. Please revise your fourth risk factor to update the financial information.
9. Please revise your risk factor relating to the allowance for loan losses to indicate when you set the current allowance level and discuss the fact that recent decline, if not recession, in the economy and declines in the value of real estate and the number of sales of residential and commercial real estate and the increases in foreclosures may result in unanticipated level of loans that exceed your allowance.

10. Please revise your risk factor on page relating to market area economic conditions to include a description of current economic conditions including the extent to which your market area is suffering an economic decline.

11. Please revise your risk factor on page 10-11 relating to the lack of a trading market to include the consequence that shareholders may not be able to sell their stock.

12. Please revise your risk factor on page 10-11 relating to discuss the risks associated with the fact that the entity serving as your sales agent for the offering is also your market maker to more fully describe the conflict of interest, indicate in plain English the effect on stockholders and to disclose the potential period during which liquidity may would be affected.


Dilution

13. As we requested, please provide the disclosure required by Item
506.


Management`s Discussion and Analysis, page 20

14. Please update this section from September 30, 2007 through the date of the most recent financial statements required to be included in the filing. Add a "Recent Developments" section if any significant events or trends have occurred since that date.

15. Please expand your overview consistent with recent guidance from the Commission. Please discuss trends in the number and percentage of your loans is overdue by 60 days or more and trends in the number and percentage of your loans that have defaulted or foreclosed.

      * * * * * * * * * * * * *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact John P. Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.


						Sincerely,



						Michael Clampitt
						Senior Attorney

cc. 	Michael P. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Atlanta, Georgia 30309




Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
April, 8, 2008
Page 1